March 6, 2020
Via E-mail

Jeffrey Fessler, Esq.
Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, NY 10112

       Re:     Innovate Biopharmaceuticals, Inc.
               Amendment No. 2 to Schedule TO-I
               Filed February 28, 2020
               File No. 005-90111

Dear Mr. Fessler:

        The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Amend and Exercise attached as Exhibit (a)(1)(B) to the Schedule
TO-I. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I/A filed February 28, 2020
Exhibit (a)(1)(B), Offer to Amend and Exercise
General

1. We note references throughout to the offer being subject to only two conditions (e.g., on pages 2, 3, 9 and 11). However, your disclosure on pages 28 and 29 indicates that there are three conditions to the offer, including the condition that there be available a valid exemption from registration for all securities to be issued pursuant to the offer. Revise the offer materials to state that the offer is subject to three conditions.
 Jeffrey Fessler, Esq.
Sheppard, Mullin, Richter & Hampton LLP
March 6, 2020
Page 2

Conditions to the Offer to Amend and Exercise, page 28

2. Refer to condition (iii) to the offer and your representation that "the Company will not accept any Election to Participate and Exercise Warrant from or on behalf of, any Original Warrant holders if the Company determines that a valid exemption from registration of all the securities to be issued pursuant to the Offer to Amend and Exercise is not available under the
   Securities Act and therefore the Company may not consummate the transactions contemplated by the Offer to Amend and Exercise in such case." Please revise to clearly
   state that the offer is conditioned on the availability of an exemption for every warrant holder who tenders into the offer. As currently phrased, we are concerned that subject security holders may remain confused about whether the requirement relates to individual tendering holders only. Additionally, specify the parameters of this condition and describe how the condition may be satisfied or under what conditions the offer will terminate as a result of this condition being triggered. For example, is the offer conditioned on all holders who elect to participate certifying that they are accredited investors, or is there a certain number of non-
   accredited investors that may participate?

                                               *   *   *

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                             Sincerely,

                                                             /s/ Joshua
Shainess

                                                             Joshua Shainess
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions